Grupo Financiero/Galicia

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com

           GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR
                         THE QUARTER ENDED JUNE 30, 2006

     o (Buenos Aires, Argentina, August 9, 2006) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the second quarter of fiscal year 2006, ended June 30, 2006.

NET INCOME FOR THE QUARTER ENDED JUNE 30, 2006

     o Net income for the quarter ended June 30, 2006 was Ps. 54.4 million. This result was mainly generated by the profit from the sale of subordinated notes due in 2019 ("SN 2019") issued by Banco de Galicia y Buenos Aires S.A. (the "Bank"). Net income per share was Ps. 0.044, equivalent to Ps. 0.44 per ADS.

     o The Bank's net income for the quarter was Ps.3.1 million, and its adjusted net income (which excludes the adjustment to the valuation of public-sector assets) was Ps. 34.3 million.

     o During the quarter the Bank showed an increase in its operating income, an improvement in asset quality and an expansion of its exposure to the private sector and its deposits raised in Argentina.

     o The table below shows per-share result information, based on Grupo Galicia's financial statements.

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

                                                                       In pesos
-----------------------------------------------------------------------------------------------------------
                                             FY 2006          FY 2005            SIX MONTHS ENDED AT:
                                          --------------   --------------   -------------------------------
EARNINGS PER SHARE                             2 Q              2 Q
                                             06/30/06         06/30/05         06/30/06        06/30/05
---------------------------------------   --------------   --------------   --------------   --------------
Total Average Shares (in thousands)            1,241,337        1,241,407        1,241,372        1,241,407
Total Shares Outstanding (in thousands)        1,239,793        1,241,407        1,239,793        1,241,407
  Book Value per Share                             1.344            1.267            1.344            1.267
  Book Value per ADS(*)                           13.440           12.670           13.440           12.670
  Earnings per Share                               0.044            0.027            0.032            0.043
  Earnings per ADS(*)                              0.440            0.270            0.320            0.430
-----------------------------------------------------------------------------------------------------------

(*) 1 ADS = 10 ordinary shares

     o Grupo Galicia's net income for the quarter represents an annualized return of 1.02% on average assets and of 13.34% on average shareholders' equity.

                                                                 Percentages
---------------------------------------------------------------------------------------------
                                             FY 2006      FY 2005       SIX MONTHS ENDED AT:
                                            ----------   ----------   -----------------------
                                               2 Q          2 Q
PROFITABILITY                                06/30/06     06/30/05     06/30/06     06/30/05
-----------------------------------------   ----------   ----------   ----------   ----------
Return on Average Assets(*)                       1.02         0.80         0.42         0.63
Return on Average Shareholders Equity(*)         13.34         8.51         4.93         6.91
---------------------------------------------------------------------------------------------

(*)Annualized.

NET INCOME BY BUSINESS

     o    The table below shows the breakdown of net income by business.

     o The "Income from stake in Sudamericana Holding" line includes the results from our interest in such company as of March 31, 2006 and its goodwill amortization.

     o The "Income from stake in Galicia Warrants" line includes the results from our interest in such company as of June 30, 2006 and its goodwill amortization.

     o The "Deferred tax adjustment" line shows the income tax charge determined by Banco Galicia's subsidiaries in accordance with the deferred tax method. This adjustment was not performed in Banco Galicia because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

     o The "Adjustment of treasury shares" line relates to shares of Grupo Galicia owned by the Bank as a consequence of the liquidation of a financial trust. The Bank recorded a profit for this reason and, in accordance with applicable accounting rules, Grupo Galicia made the corresponding adjustment (reduction) to its net worth.

     o The "Other income GFG" line includes the profit from the sale of the SN 2019 and Grupo Galicia's financial income and administrative expenses. The proceeds from the sale of SN 2019 were applied to the purchase of notes and loans due 2014 issued by the Bank. The profit from the sale of the SN 2019 resulted from the fact that these bonds were carried at their purchase price plus yield to maturity. At the end of the quarter, Grupo Galicia held notes due 2014 for a US$ 105 million face value and SB 2019 for a US$
          6 million face value, which were classified as current investments and marked to market.

----------------------------------------------------------------------------------------------------
                                                         FY 2006              SIX MONTH ENDED AT
                                                   --------------------    -------------------------
NET INCOME BY BUSINESS                              2ND. Q      1ST. Q      06/30/06      06/30/05
------------------------------------------------   --------    --------    ----------    -----------
Income from stake in Banco Galicia (93.58%)             2.9       (27.3)        (24.4)        145.7
Income from stake in Sudamericana Holding(87.5%)        3.8         0.8           4.6           5.0
Income from stake in Galicia Warrants (87.5%)           0.1         0.1           0.2          (0.3)
Income from stake in Net Investment(87.5%)             (0.4)       (0.2)         (0.6)         (1.0)
Income from stake in Galval(100%)                       0.8           -           0.8          (0.3)
Deferred tax adjustment                                 3.0         1.4           4.4          (6.1)
Adjustment of treasury shares                          (3.1)          -          (3.1)            -
Other Income GFG                                       72.9        17.1          90.0        (129.8)
Income tax                                            (25.6)       (6.2)        (31.8)         40.0
Net Income for the period                              54.4       (14.3)         40.1          53.2
----------------------------------------------------------------------------------------------------

CONFERENCE CALL

On Friday, August 11, 2006, at 11:00 A.M. Eastern Standard Time (12:00 A.M. Buenos Aires Time), GFG will host a conference call to review this results.

The call-in number is: (719) 457-2657

If you are unable to participate in the call, a replay will be available from Friday, August 11, 2006, at 2:00 P.M. Eastern Standard Time until Tuesday, August, 15, 2006, at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code: 2440639.

This report is a summary analysis of the Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and Bolsa de Comercio de Cordoba and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

GRUPO FINANCIERO GALICIA S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)

----------------------------------------------------------------------------------------------------------------------
                                                                             In millions of pesos
                                                        --------------------------------------------------------------
                                                         06/30/06     03/31/06     12/31/05     09/30/05     06/30/05
                                                        ----------   ----------   ----------   ----------   ----------
CASH AND DUE FROM BANKS                                    1,334.9      1,244.7      1,041.2        995.9        959.6
GOVERNMENT AND CORPORATE SECURITIES                        4,241.5      4,168.2      5,971.8      5,556.2      5,615.6
LOANS                                                     10,761.0     10,285.2     10,555.2      9,968.6      9,442.3
OTHER RECEIVABLES RESULTING FROM FINANCIAL
 BROKERAGE                                                 6,166.8      6,647.5      6,162.4      6,904.5      6,904.7
EQUITY IN OTHER COMPANIES                                     63.1         74.2         85.1         84.9         82.7
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
 AND INTANGIBLE ASSETS                                     1,200.2      1,181.3      1,173.7      1,184.6      1,214.3
OTHER ASSETS                                                 741.4        742.1        646.3        558.2        508.1
TOTAL ASSETS                                              24,508.9     24,343.2     25,635.7     25,252.9     24,727.3

DEPOSITS                                                   9,703.3      8,930.3      8,421.7      8,027.2      7,531.0
- Non-Financial Government Sector                             66.0         59.9         90.3         92.4         81.0
- Financial Sector                                           315.3          4.9          6.2          8.3          5.7
- Non-Financial Private Sector and Residents Abroad        9,322.0      8,865.5      8,325.2      7,926.5      7,444.3
  - Current Accounts                                       1,754.6      1,606.3      1,639.8      1,505.2      1,474.2
  - Savings Accounts                                       2,307.7      2,293.0      2,211.4      2,094.3      1,953.0
  - Time Deposits                                          4,915.9      4,650.9      4,186.0      4,075.2      3,738.3
  - Investment Accounts                                        0.1          0.1          0.2          0.2          0.3
  - Other                                                    206.4        193.4        192.6        168.2        184.2
  - Accrued interest and quotation diferences payable        137.3        121.8         95.2         83.4         94.3

OTHER BANKS AND INTERNATIONAL ENTITIES                       999.9      1,097.0        982.5        942.5        953.0
NEGOTIABLE OBLIGATIONS                                     3,572.0      3,502.3      3,483.5      3,377.6      3,468.8
OTHER LIABILITIES                                          8,416.1      9,056.0     10,975.7     11,167.1     11,064.0
MINORITY INTERESTS                                           150.7        145.1        145.5        139.3        137.8
TOTAL LIABILITIES                                         22,842.0     22,730.7     24,008.9     23,653.7     23,154.6
SHAREHOLDERS' EQUITY                                       1,666.9      1,612.5      1,626.8      1,599.2      1,572.7

INFLATION AND EXCHANGE RATE
Retail Price Index (%)(**)                                    1.94         2.90         3.13         2.63         2.02
Wholesale Price Index (%)(**)                                 2.58         2.30         2.37         4.45         1.32
C.E.R. (%)(**)                                                2.65         2.96         3.04         2.41         2.71
Exchange Rate ($/U$S)(***)                                  3.0848       3.0808       3.0315       2.9125       2.8908
----------------------------------------------------------------------------------------------------------------------

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**) Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 - Reference Exchange Rate

GRUPO FINANCIERO GALICIA S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)

-----------------------------------------------------------------------------------------------------------------------
                                                                             In millions of pesos
                                                        ---------------------------------------------------------------
QUARTER ENDED:                                           06/30/06     03/31/06     12/31/05     09/30/05     06/30/05
------------------------------------------------------  ----------   ----------   ----------   ----------   -----------
FINANCIAL INCOME                                             631.6        655.2        679.0        558.2        628.9
- Interest on Loans to the Financial Sector                    0.6          0.6          0.6          0.6          0.9
- Interest on Overdrafts                                      15.9         12.2         11.6         11.1          9.0
- Interest on Notes                                           48.3         42.8         33.6         34.0         23.1
- Interest on Mortgage Loans                                  16.2         14.5         14.1         18.9         18.5
- Interest on Pledge Loans                                     4.1          3.8          3.3          2.8          2.5
- Interest on Credit Card loans                               65.4         60.9         61.6         55.3         56.2
- Interest on Other Loans                                     22.5         19.7         14.4          8.5          7.1
- Net Income from Government and Corporate Securities         82.5         79.4        126.6         52.5        128.9
- On Other Receivables Resulting from Financial
 Brokerage                                                   116.7         51.4         45.6         41.5         39.0
- Net Income from Guaranteed Loans-Decree 1387/01             43.5         52.8         54.1         52.9         48.0
- Adjustment by application of adjusting index               181.6        277.6        275.7        252.6        283.0
- Other                                                       34.3         39.5         37.8         27.5         12.7

FINANCIAL EXPENSES                                           453.1        547.9        496.4        441.8        451.0
- Interest on Demand Accounts Deposits                         5.4          6.3          4.6          4.4          3.4
- Interest on Saving Accounts Deposits                         1.0          0.7          1.1          1.2          1.2
- Interest on Time Deposits                                   66.1         51.4         46.1         37.4         30.5
- Interest on Loans from Financial Sector                      1.4          1.6          1.7          1.0          1.0
- For other Liabilities resulting from Financial
 Brokerage                                                    80.6         83.4         71.6         67.6         73.7
- Other interest                                              59.2         77.8         84.2         83.7         75.7
- Adjustment by application of adjusting index               182.3        266.9        264.7        228.5        261.1
- Other                                                       57.1         59.8         22.4         18.0          4.4

GROSS BROKERAGE MARGIN                                       178.5        107.3        182.6        116.4        177.9
PROVISIONS FOR LOAN LOSSES                                    34.5         29.5         21.2         14.5         22.8
INCOME FROM SERVICES, NET                                    158.6        147.0        143.3        129.2        135.1

ADMINISTRATIVE EXPENSES                                      227.1        215.7        222.1        197.0        196.0
- Personnel Expenses                                         124.3        107.4        108.9        100.3         97.6
- Directors' and Syndics' Fees                                 1.2          1.0          1.8          1.1          1.4
- Other Fees                                                   9.7          7.0         10.8          7.4          8.9
- Advertising and Publicity                                   12.3         20.9         21.0         18.7         18.7
- Taxes                                                       11.2         11.2         11.4          9.6          6.9
- Other Operating Expenses                                    51.7         51.9         51.7         48.1         44.8
- Other                                                       16.7         16.3         16.5         11.8         17.7

MINORITY INTEREST                                             (6.7)        (3.7)        (6.2)        (6.4)       (15.1)
INCOME FROM EQUITY INVESTMENTS                                (9.9)        (5.9)         1.2          2.9          0.4
NET OTHER INCOME                                              32.3          4.9        (35.2)        10.6        (73.1)
INCOME TAX                                                    36.8         18.7         14.9         14.7        (26.6)
NET INCOME                                                    54.4        (14.3)        27.5         26.5         33.0
-----------------------------------------------------------------------------------------------------------------------

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 - Law 19550).